Exhibit 99.1

Another Major Order for Volvo Trucks in Romania

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 15, 2007--Volvo Trucks' (Nasdaq:VOLV)(STO:VOLVA) (STO:VOLVB) Romanian subsidiary, Volvo Romania, has received another major order from transport and logistics company Alin Trans Impex. The order covers 350 trucks, which is 50 more than last year. Delivery of the new trucks will be completed in 2007.

Alin Trans Impex's truck fleet will include 1150 modern Volvo trucks by the end of this year. The company's first major acquisition of 100 Volvo FH12s was undertaken in 2000. Today Alin Trans Impex is Romania's largest transport company, hauling a wide range of products for a number of different industries, for example the beverage and automotive components industries. Most of its customers are major international companies operating in Romania.

"Alin Trans Impex and Volvo have been doing this journey together since the start in 1996. It has been a privilege to be the preferential partner to the fast-growing business of Alin Trans. We are confident that we will continue the successful path of growth in the transport segment in Romania," says Christian Coolsaet, Managing Director Volvo Romania.

The new Volvo FH trucks have all been financed through Volvo Financial Services International and will be used for regional distribution and long-haul operations. Alin Trans Impex has chosen to equip their new Volvo FH trucks with the latest version of the Volvo Trucks Dynafleet information system. With Dynafleet installed in more than 1150 of its trucks, the company is currently Europe's biggest user of the complete Dynafleet and integration package.

Alin Trans Impex is part of Edy Group, a supplier of transport and integrated logistic solutions in Eastern Europe, with its headquarters in Romania.

A total of 980 trucks were delivered to Romania last year.

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo
Malin Scholdstein, +46 31 322 89 55
malin.scholdstein@volvo.com